Pricing supplement no. 926
To prospectus dated December 1, 2005,
prospectus supplement dated December 1, 2005 and
product supplement no. 40-I dated August 29, 2006

Registration Statement No. 333-130051
Dated January 11, 2008
Rule 424(b)(2)


JPMorganChase

Structured Investments	JPMorgan Chase & Co. $1,800,000 Lesser Index Return Enhanced Notes Linked to the TOPIX® Index and the Nikkei 225 Index due February 18, 2009

General

- Senior unsecured obligations of JPMorgan Chase & Co. maturing February 18, 2009†.
- Payment is linked to the TOPIX® Index and the Nikkei 225 Index as described below. You may lose some or all of your investment.
- The notes are designed for investors who seek an enhanced return on any appreciation of the Lesser Performing Index up to a maximum total return on the notes of 30% at maturity. Investors should be willing to forgo interest and dividend payments and be willing to lose some or all of their principal if the Lesser Performing Index declines.
- Minimum denominations of $1,000 and integral multiples thereof.
- The notes priced on January 11, 2008 and are expected to settle on or about January 16, 2008.

Key Terms

Indices: The TOPIX® Index and the Nikkei 225 Index (each an "Index," and together, the "Indices")

Upside Leverage Factor: 3

Payment at Maturity: If the Ending Index Level of the Lesser Performing Index is greater than its Initial Index Level, you will receive a cash payment that provides you a return per $1,000 principal amount note equal to the Lesser Index Return multiplied by three, subject to a Maximum Total Return on the note of 30%. For example, if the Lesser Index Return is more than 10%, you will receive the Maximum Total Return on the note of 30%, which entitles you to the maximum payment of $1,300 for every $1,000 principal amount note that you hold. Accordingly, if the Lesser Index Return is positive, your payment per $1,000 principal amount note will be calculated as follows, subject to the Maximum Total Return:

$$\$1,000 + [\$1,000 \times (\text{Lesser Index Return} \times 3)]$$

Your investment will be fully exposed to any decline in the Lesser Performing Index. If the Ending Index Level of the Lesser Performing Index declines from its Initial Index Level, you will lose 1% of the principal amount of your notes for every 1% that the Lesser Performing Index declines beyond its Initial Index Level. Accordingly, if the Lesser Index Return is negative, your payment per $1,000 principal amount note will be calculated as follows:

$$\$1,000 + (\$1,000 \times \text{Lesser Index Return})$$

You will lose some or all of your investment at maturity if the Ending Index Level of the Lesser Performing Index declines from its Initial Index Level.

Index Return: For each Index, the Index Return will be calculated as follows:

$$\frac{\text{Ending Index Level} - \text{Initial Index Level}}{\text{Initial Index Level}}$$

Initial Index Level: For each Index, the Index closing level on the pricing date, which was 1377.58 for the TOPIX® Index and 14110.79 for the Nikkei 225 Index.

Ending Index Level: For each Index, the Index closing level on the Observation Date.

Lesser Index Return: The lower of the Index Return for the TOPIX® Index and the Index Return for the Nikkei 225 Index.

Lesser Performing Index: The Index with the Lesser Index Return.

Observation Date: February 12, 2009†

Maturity Date: February 18, 2009†

CUSIP: 48123MPX4

† Subject to postponement in the event of a market disruption event and as described under "Description of Notes — Payment at Maturity" in the accompanying product supplement no. 40-I.

Investing in the Lesser Index Return Enhanced Notes involves a number of risks. See "Risk Factors" beginning on page PS-5 of the accompanying product supplement no. 40-I and "Selected Risk Considerations" beginning on page PS-2 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Fees and Commissions (1)	Proceeds to Us
Per note	$1,000	$20.40	$979.60
Total	$1,800,000	$36,720	$1,763,280

(1) J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission of $20.40 per $1,000 principal amount note and will use a portion of that commission to pay selling concessions to other dealers of $10.00 per $1,000 principal amount note. See "Underwriting" beginning on page PS-25 of the accompanying product supplement no. 40-I.

For a different portion of the notes to be sold in this offering, a non-affiliated bank will receive a fee and an affiliate of ours will receive a structuring and development fee. The aggregate amount of these fees will be $20.40 per $1,000 principal amount note.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

January 11, 2008

Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated December 1, 2005 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 40-I dated August 29, 2006. **This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 40-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 40-I dated August 29, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206002438/e24677-print.pdf
- Prospectus supplement dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002390/e22885_424b2.txt
- Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the "Company," "we," "us" or "our" refers to JPMorgan Chase & Co.

Selected Purchase Considerations

- **APPRECIATION POTENTIAL** — The notes provide the opportunity to enhance equity returns by multiplying a positive Lesser Index Return by three, up to the Maximum Total Return on the notes of 30%, or $1,300 for every $1,000 principal amount note. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

- **DIVERSIFICATION AMONG JAPANESE EQUITIES OF THE TOPIX® INDEX AND THE NIKKEI 225 INDEX** — The return on the notes is linked to the performance of the TOPIX® Index and the Nikkei 225 Index. The TOPIX® Index consists of all common stocks listed on the First Section of the Tokyo Stock Exchange (the "TSE") that have an accumulative length of listing of at least six months. The TOPIX® Index is a weighted index, the component stocks of which are reviewed and selected every six months, with the market price of each component stock multiplied by the number of shares listed. The Nikkei 225 Index consists of 225 stocks listed on the First Section of the TSE. It is a price-weighted average of 225 Japanese companies representing a broad cross-section of Japanese industries. The mix of components which constitute the Nikkei 225 Index are rebalanced from time to time to assure that all issues in the Index are both highly liquid and representative of Japan's industrial structure. The Nikkei 225 Index is an intellectual property of Nikkei Inc. Nikkei Inc. was formerly known as Nihon Keizai Shimbun, Inc. The name was changed on January 1, 2007. "Nikkei," "Nikkei 225" and "Nikkei Stock Average" are the service marks of Nikkei Inc. Nikkei Inc. reserves all the rights, including copyright, to the Nikkei 225 Index. See "The Tokyo Stock Price ("TOPIX®") Index" and "The Nikkei 225 Index" in the accompanying product supplement no. 40-I.

- **CAPITAL GAINS TAX TREATMENT** — You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences " in the accompanying product supplement no. 40-I. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell, it is reasonable to treat your purchase and ownership of the notes as an "open transaction" for U.S. federal income tax purposes. Assuming this characterization is respected, your gain or loss on the notes should be treated as long-term capital gain or loss if you hold the notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service (the "IRS") or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. In addition, on December 7, 2007, Treasury and the IRS released a notice requesting comments on a number of possible U.S. federal income tax treatments for "prepaid forward contracts" and similar instruments. The notice focuses in particular on whether to require holders of instruments such as the notes to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these investments; the degree, if any, to which any income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these investments are or should be subject to the "constructive ownership" regime, which very generally can operate to recharacterize certain long-term capital gains as ordinary income that is subject to an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance issued after consideration of these issues could materially and adversely affect the tax consequences of ownership and disposition of the notes, possibly on a retroactive basis. You should consult your tax adviser regarding the tax treatment of the notes, including possible alternative characterizations in general and the possible impact of the notice described above.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Indices or any of the component stocks of the Indices. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 40-I dated August 29, 2006.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS** — The notes do not guarantee any return of principal. The return on the notes at maturity is linked to the performance of the Lesser Performing Index and will depend on whether, and the extent to which, the Lesser Index Return is positive or negative. Your investment will be fully exposed to any decline in the Ending Index Level of the Lesser Performing Index as compared to its Initial Index Level.

- **YOUR RETURN ON THE NOTES WILL BE DETERMINED BY THE LESSER PERFORMING INDEX** — Your return on the notes will be determined by the Lesser Performing Index. Therefore, your investment in the notes may not generate a positive return if the Ending Index Level of only one of the two Indices is above its respective Initial Index Level. For example, if the Ending Index Level of the TOPIX® Index is above its Initial Index Level, but the Ending Index Level of the Nikkei 225 Index is below its Initial Index Level, the payment at maturity would be determined based only on the Index Return of the Nikkei 225 Index. Under these circumstances, you would lose some or all of your investment in the notes because the Ending Index Level for the Nikkei 225 Index was below its Initial Index Level. The two Indices' respective performances may not be correlated, and as a result, your investment in the notes may only produce a positive return if there is a broad-based rise in the performance of the Japanese equities during the term of the notes.

- **YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM TOTAL RETURN** — If the Ending Index Level of the Lesser Performing Index is greater than its Initial Index Level, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional amount that will not exceed the Maximum Total Return of 30%, regardless of the appreciation in the Lesser Performing Index, which may be significant.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, and as a general matter, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent's commission and hedging costs, including those set forth under "Many Economic and Market Factors Will Impact the Value of the Notes" below.
  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

- **NO DIRECT EXPOSURE TO FLUCTUATIONS IN FOREIGN EXCHANGE RATES** — The value of your notes will not be adjusted for exchange rate fluctuations between the U.S. dollar and the currencies in which the stocks composing the Indices are denominated, although any currency fluctuations could affect the performance of the Indices. Therefore, if the applicable currencies appreciate or depreciate relative to the U.S. dollar over the term of the notes, you will not receive any additional payment or incur any reduction in your payment at maturity.

- **NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS** — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing either the TOPIX® Index or the Nikkei 225 Index would have.

- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** — In addition to the level of the Indices on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
  - the expected volatility of each Index;
  - the time to maturity of the notes;
  - the dividend rate on the common stocks underlying each Index;
  - the expected positive or negative correlation between the TOPIX® Index and the Nikkei 225 Index, or the expected absence of any such correlation;
  - interest and yield rates in the market generally as well as in the markets of the securities composing the TOPIX® Index and the Nikkei 225 Index;
  - a variety of economic, financial, political, regulatory or judicial events;
  - the exchange rate and volatility of the exchange rate between the U.S. dollar and the Japanese yen; and
  - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

What is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Lesser Performing Index?
The following table illustrates the hypothetical total return at maturity on the notes. The "total return" as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. **The following table assumes that the Lesser Performing Index will be the TOPIX® Index. We make no representation or warranty as to which of the Indices will be the Lesser Performing Index for purposes of calculating your return on the notes at maturity.** The hypothetical total returns set forth below assume an Initial Index Level of 1400 and reflect the Maximum Total Return on the notes of 30%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Lesser Performing Index Ending Index Level	Lesser Index Return	Total Return
2520.00	80.000%	30.00%
2310.00	65.000%	30.00%
2100.00	50.000%	30.00%
1960.00	40.000%	30.00%
1750.00	25.000%	30.00%
1680.00	20.000%	30.00%
1610.00	15.000%	30.00%
1540.00	10.000%	30.00%
1470.00	5.000%	15.00%
1435.00	2.500%	7.50%
1414.00	1.000%	3.00%
1400.00	**0.000%**	**0.00%**
1260.00	-10.000%	-10.00%
1120.00	-20.000%	-20.00%
980.00	-30.000%	-30.00%
840.00	-40.000%	-40.00%
700.00	-50.000%	-50.00%
560.00	-60.000%	-60.00%
420.00	-70.000%	-70.00%
280.00	-80.000%	-80.00%
140.00	-90.000%	-90.00%
0.00	-100.000%	-100.00%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table on the previous page are calculated.

Example 1: The level of the Lesser Performing Index increases from an Initial Index Level of 1400 to an Ending Index Level of 1470. Because the Ending Index Level of the Lesser Performing Index of 1470 is greater than its Initial Index Level of 1400 and the Lesser Index Return of 5% multiplied by 3 does not exceed the Maximum Total Return of 30%, the investor receives a payment at maturity of $1,150 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + [\$1,000 \times (5\% \times 3)] = \$1,150$$

Example 2: The level of the Lesser Performing Index decreases from an Initial Index Level of 1400 to an Ending Index Level of 1260. Because the Ending Index Level of the Lesser Performing Index of 1260 is less than its Initial Index Level of 1400, the Lesser Index Return is negative and the investor receives a payment at maturity of $900 per $1,000 principal amount note, calculated as follows:

$$\$1,000 \times (\$1,000 \times -10\%) = \$900$$

Example 3: The level of the Lesser Performing Index increases from an Initial Index Level of 1400 to an Ending Index Level of 1680. Because the Ending Index Level of the Lesser Performing Index of 1680 is greater than its Initial Index Level of 1400 and the Index Return of 20% multiplied by 3 exceeds the Maximum Total Return of 30%, the investor receives a payment at maturity of $1,300 per $1,000 principal amount note, the maximum payment on the notes.

Historical Information

The following graphs set forth the historical performance of the TOPIX® Index based on the weekly TOPIX® Index closing level from January 3, 2003 through January 11, 2008, and the historical performance of the Nikkei 225 Index based on the weekly Nikkei 225 Index closing level from January 3, 2003 through January 11, 2008. The Index closing level of the TOPIX® Index on January 11, 2009 was 1377.58. The Index closing level of the Nikkei 225 Index on October 24, 2007 was 14110.79. We obtained the various Index closing levels below from Bloomberg Financial Markets, and accordingly, make no representation or warranty as to their accuracy or completeness. The historical levels of each Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level of either Index on the Observation Date. We cannot give you assurance that the performance of the Indices will result in the return of any of your initial investment.





JPMorgan Structured Investments —
Lesser Index Return Enhanced Notes Linked to the TOPIX® Index and the Nikkei 225 Index

PS- 4